UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

____________________________________________

NOTICE OF ANNUAL MEETING

____________________________________________

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of EXETER RESOURCE CORPORATION (the “Company”) will be held on May 23, 2007 at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 2:00 pm (local time in Vancouver) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its financial year ended December 31, 2006;
2.	To determine the number of directors at 6;
3.	To elect directors for the ensuing year;
4.	To appoint MacKay LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	To approve an amendment to the Company’s Stock Option Plan; and
6.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of proxy (the “Proxy”).

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 16th day of April, 2007.

BY ORDER OF THE BOARD

“Yale R. Simpson”

Yale R. Simpson

Chairman

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

MAY 23, 2007

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

Website: http://www.exeterresource.com

(all information as at April 16, 2007 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the "Company") for use at the Annual General Meeting of the Company’s shareholders (the "Meeting") to be held on May 23, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., of 100 University Avenue, 10th floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 950 – 1055 West Georgia Street, Vancouver, British Columbia Canada V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 16, 2007, the Company has issued and outstanding 38,071,013 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on April 16, 2007 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2006, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Bryce G. Roxburgh President & CEO	2006 2005 2004	NIL NIL NIL	$150,000 (1) NIL $50,000	$144,000 (2) $144,000 $97,490	172,500/0 270,000/0 358,000/0	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Yale R. Simpson Chairman	2006 2005 2004	NIL NIL NIL	$150,000 (3) NIL $40,000	$96,000 (4) $96,000 $48,000	172,500/0 270,000/0 360,000/0	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Cecil R. Bond (5) CFO	2006 2005 2004	NIL NIL N/A	$75,000 (6) NIL N/A	$120,000 (7) $85,000 N/A	125,000/0 300,000/0 N/A	NIL NIL N/A	N/A N/A N/A	NIL NIL N/A
R. Jeremy Perkins VP Development & Operations (8)	2006 2005 2004	NIL NIL N/A	NIL NIL N/A	$266,633 (9) $134,000 N/A	NIL 200,000/0 N/A	NIL NIL N/A	N/A N/A N/A	NIL NIL N/A

(1)

The Company paid bonuses totalling $150,000 during the financial year ended December 31, 2006 to Rowen Company Limited (“Rowen”), of which $50,000 pertains to 2005 and $100,000 to 2006. Mr. Roxburgh is a beneficiary of Rowen.

(2)	The Company paid $12,000 per month during the financial year ended December 31, 2006 to Rowen.

(3)

The Company paid bonuses totalling $150,000 during the financial year ended December 31, 2006 to Canaust Resource Consultants Ltd. (“Canaust”), of which $50,000 pertains to 2005 and $100,000 to 2006. Canaust is controlled by Mr. Simpson.

(4)	The Company paid $8,000 per month during the financial year ended December 31, 2006 to Canaust.

(5)	Mr. Bond was appointed CFO of the Company on April 13, 2005.

(6)	The Company paid $75,000 as a bonus during the financial year ended December 31, 2006 to 667060 BC Ltd. (“667060”), a company controlled by Mr. Bond.

(7)	The Company paid $10,000 per month during the financial year ended December 31, 2006 to 667060.
(8)	Mr. Perkins was appointed VP Development & Operations on February 5, 2005.

(9)	The Company paid A$1,100 per day during the financial year ended December 31, 2006 to J Perkins & Associates Pty Ltd. a company controlled by Mr. Perkins.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Bryce G. Roxburgh	May 3, 2006 November 30, 2006	72,500 100,000	4.98% 6.87%	$2.52 $3.02	$2.52 $3.02	May 3, 2011 November 30, 2011
Yale R. Simpson	May 3, 2006 November 30, 2006	72,500 100,000	4.98% 6.87%	$2.52 $3.02	$2.52 $3.02	May 3, 2011 November 30, 2011
Cecil R. Bond	May 3, 2006 November 30, 2006	50,000 75,000	3.44% 5.15%	$2.52 $3.02	$2.52 $3.02	May 3, 2011 November 30, 2011
R. Jeremy Perkins	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Calculated as the closing price of the Company’s shares on the TSX Venture Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Bryce G. Roxburgh	60,000	$140,400	882,500 / Nil	$674,750 / Nil
Yale R. Simpson	60,000	$140,400	895,500 / Nil	$695,435 / Nil
Cecil R. Bond	Nil	Nil	425,000 / Nil	$270,000 / Nil
R. Jeremy Perkins	Nil	Nil	200,000 / Nil	$141,000 / Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2006 was $2.10.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company’s officers and key employees.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on January 1, 2002 with the cumulative total return of the S&P/TSX Venture Composite Index (“TSX Venture Index”) for the five most recently completed financial years of the Company.

Exeter Resource Corporation

(“XRC”)

Comparison of Five Year Total Common Shareholders’ Return

	2002	2003	2004	2005	2006
XRC	$ 100	$ 492	$ 600	$ 818	$ 955
TSX Venture Index	$ 217	$ 383	$ 526	$ 754	$ 1,008

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contracts exist between the Company and the Named Executive Officers. However, consulting agreements exist between the Company and certain corporations of which the Named Executive Officers are principals. See “Management Contracts” below.

Except as otherwise described herein there is no compensatory plan contract or arrangement, where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2006, except to Mr. McCartney, who received a fee in the amount of $2,500 per month in consideration for his services as Chairman of the Audit Committee.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 425,000 common shares to directors, including directors who are Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,606,750	$1.58	286,369
Equity compensation plans not approved by securityholders(1)	N/A	N/A	N/A
Total	5,606,750	$1.58	286,369

(1)

These figures represent an amendment to the Company’s stock option plan to increase the number of shares available for issuance. Shareholders are being asked to approve the amendment at the Meeting. See “Particulars of Matters to be Acted Upon” below.

MANAGEMENT CONTRACTS

Pursuant to a consulting agreement between the Company, Rowen Company Limited of Hong Kong (“Rowen”) and Bryce Roxburgh (“Roxburgh”) dated January 1, 2005 (the “Agreement”), Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director (if elected) and to hold the offices of President and CEO of the Company at the pleasure of the board of directors (the “Board”). Roxburgh is a principal of Rowen. The Company pays Rowen a monthly consulting fee of $20,000 for Roxburgh’s services. The Agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay Rowen a lump sum equal to 24 times the monthly consulting fee.

Pursuant to a consulting agreement between the Company, 667060 BC Ltd. (“667060”) and Cecil Bond (“Bond”) (the “Agreement”), 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board. 667060 is controlled by Bond. The Company pays 667060 a monthly consulting fee of $15,000 for Bond’s services. The Agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay 667060 a lump sum equal to 24 times the monthly consulting fee.

Pursuant to a consulting agreement between the Company, Canaust Resource Consultants Ltd. of British Columbia (“Canaust”) and Yale Simpson (“Simpson”) dated January 1, 2005 (the “Agreement”), Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company if so elected and to hold the office of Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company pays Canaust a monthly consulting fee of $15,000 for Simpson’s services. The Agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay Canaust a lump sum equal to 24 times the monthly consulting fee.

Pursuant to a consulting agreement between the Company and J. Perkins & Associates Pty. Ltd. (“JPA”) of Australia and R. Jeremy Perkins (“Perkins”) dated May 2, 2005, JPA provides the services of Perkins to serve as a consultant for a one year term. The Company pays JPA a daily rate of A$1,100.

Except as noted above, management functions of the Company and its subsidiaries are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Paul C. MacNeill, a director of the Company, is the President of P. MacNeill Law Corporation (“MacNeill Law”). MacNeill Law provides legal services to the Company. During the financial year ended December 31, 2006 the Company paid $156,372 to MacNeill Law for legal services.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, a "Person" shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Shareholders are being asked to approve at the Meeting: (a) an amendment to the Company’s stock option plan, to increase the plan ceiling from 5,893,119 common shares to 7,614,203 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date; and (b) the exercise prices of an aggregate of 1,005,000 options that were granted under the amended plan prior to shareholder approval. Douglas W. Scheving, Paul C. MacNeill, William D. McCartney and Michael R.J. McPhie, directors of the Company, have an interest in the matter by virtue of the fact that they hold an aggregate of 220,000 of those options.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at six (6) for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) ("Business Corporations Act").

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the

Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Bryce G. Roxburgh (7) President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Geological consultant from 2000-2003.	March 20, 2003	3,784,750 (6)
Yale R. Simpson (7) Chairman of the Board Director West Vancouver, B.C. Canada	Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, and Dynasty Metals & Mining Inc. since September 2003.	June 10, 2003	1,380,250
Douglas W. Scheving (4) (5) Director Vancouver, B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993	57,400
Paul C. MacNeill (5) Director West Vancouver, B.C. Canada	President, MacNeill Law since November 2002; Formerly, Partner, Campney & Murphy, Barristers and Solicitors, from 1988 to November 2002.	January 21, 2004	675,000
Michael R.J. McPhie (4) (5) Director Vancouver, B.C. Canada	President & Chief Executive Officer, Mining Association of British Columbia since November 2004; Partner HBA Management Consultants Ltd, since September 2003. Prior to that, Senior Consultant with Knight Piesold Ltd.	October 8, 2004	25,000
William D. McCartney (4) Director Vancouver, B.C. Canada	President of Pemcorp Management Inc. since 1990; Director of Southwestern Resources Corp.	September 1, 2005	Nil

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Member of the Company’s Audit Committee.

(5)	Member of the Company’s Compensation Committee.

(6)	2,500,000 of these shares are registered in the name of Rowen Company Limited. Mr Roxburgh is a beneficiary of Rowen.

(7)	Director of the Company’s wholly owned subsidiaries Estelar Resources Limited and Cognito Limited.

To the best of management’s knowledge, no proposed director is, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 16, 2007, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company's approach to corporate governance is set forth below.

The common shares of the Company are also listed on the American Stock Exchange ("AMEX"). A description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to AMEX standards is available on the Company’s website www.exeterresource.com.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, four of the six members of the Board are independent. The members who are independent are Paul C. MacNeill, William D. McCartney, Michael R.J. McPhie and Douglas W. Scheving. Bryce G. Roxburgh and Yale R. Simpson are not independent by virtue of the fact that they are executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Yale R. Simpson	Diamonds North Resources Ltd. Dynasty Metals & Mining Inc.
Douglas W. Scheving	Golden Dynasty Resources Ltd. Touchstone Mining Limited
Paul C. MacNeill	Adastra Minerals Inc. Christopher James Gold Corp. Dynasty Metals & Mining Inc. Minefinders Corporation Ltd. Northern Lion Gold Corp.
William D. McCartney	Bowram Energy Ltd. Newstrike Capital Inc. Mercer International Inc. Southwestern Resources Corp. Woodbridge Energy Ltd.

On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. During the Company’s most recently completed financial year, the independent directors did not hold any such meetings as it was not considered necessary. As the majority of the Board is independent, matters for consideration receive full and detailed discussion. Where matters discussed may involve persons having a conflict of interest, that individual does not participate in the discussion.

Mr. Yale R. Simpson, Chairman of the Board is not independent. Mr. Paul C. MacNeill, an independent director, serves as lead director, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has not developed a written position description for the lead director, but considers the lead director to be primarily responsible for ensuring that the Board is functioning properly and that it is meeting its obligations and responsibilities.

The following table sets out the attendance of the directors at the four Board meetings held during the most recently completed financial year:

Director	Board Meeting
Bryce G. Roxburgh	4/4
Yale R. Simpson	4/4
Douglas W. Scheving	4/4
Paul C. MacNeill	4/4
Michael R.J. McPhie	4/4
William D. McCartney	3/4

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,
•	the Company's strategic planning process,
•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,
•	the Company's succession planning, including appointing, training and monitoring senior management,
•	the Company's major business development initiatives,

•	the integrity of the Company's internal control and management information systems,
•	the Company's policies for communicating with shareholders and others, and
•	the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,
•	approval of the Company’s business plan,
•	acquisition of, or investments in new business,
•	changes in the nature of the Company's business,
•	changes in senior management, and
•	all matters as required under the Business Corporations Act.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Code will help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code addresses such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with the Company, the use of corporate assets, compliance with all rules and regulation applicable to the Company’s business, disclosure related matters, and report of violations. The Code is available at the Company’s web site, www.exeterresource.com, on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

In addition to the requirements of the Code, directors are required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

Board Committees

The Board has two committees: the Audit Committee and the Compensation Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times. As at the date hereof, the Audit Committee is composed of William D. McCartney, Michael R.J. McPhie and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of MI 52-110. The text of the Audit Committee’s Charter is attached as Appendix 1 to this Information Circular.

Mr. McCartney, Chairman of the Audit Committee and a Chartered Accountant with over 20 years experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and has an understanding of internal controls and procedures for financial reporting.

Mr. McPhie’s professional experience in the mining industry working at senior levels within government, industry and as a consultant provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Scheving’s industry experience in the management and administration of publicly traded mining exploration companies provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

The Board has not developed a written position description for the chair of the Audit Committee but considers the chair to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

Financial Year Ending	Audit Fees and Audit Related Services (1)	Tax Fees (2)	All Other Fees (3)
2006	$41,874	$4,302	Nil
2005	$26,227	$6,964	Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit and assurance and related services.

(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.

(3)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.

Please refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which has been filed on SEDAR, for additional disclosure regarding the Audit Committee .

Nominating Committee

The Board does not have a Nominating Committee as such. The Board analyzes the need for new nominees when vacancies arise and a majority of the independent directors on the Board identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs. The Board as a whole is responsible for reviewing the composition of its members on a periodic basis and encourages the independent directors to make recommendations regarding Board composition.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

During the most recently completed financial year, the Compensation Committee, composed of Paul C. MacNeill, Michael R.J. McPhie and Douglas W. Scheving, all of whom are independent, met on one occasion.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has not appointed a chair for the Compensation Committee.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

The foregoing criteria is used to assess the appropriate compensation level for the Company’s CEO.

Assessment

The entire Board is responsible for regularly assessing the effectiveness and contribution of the Board, its members and committees. The majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of MacKay LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed in May 1993.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan Amendment

The Company has a “fixed” ceiling incentive stock option plan dated January 21, 2004, as amended (the “Plan”). Under the Plan, 5,893,119 common shares are available for purchase upon the exercise of options awarded under the Plan. This number represented 20% of the Company’s issued and outstanding shares as at the annual general meeting of shareholders held on May 10, 2006. Prior to January 31, 2007, options to purchase 5,606,750 common shares of the Company were outstanding. Only 286,369 common shares were available for future options awards.

On January 31, 2007, the Board further amended the Plan (the “Amended Plan”) to increase the ceiling from 5,893,119 common shares to 7,614,203 common shares (20% of the Company’s issued and outstanding shares as of that date) or such greater number being 20% of the Company’s issued and outstanding shares as at the Meeting date. The TSX Venture Exchange (the “Exchange”) conditionally accepted the new ceiling subject to shareholder approval at the Meeting.

The rules of the Exchange permit an issuer to award options under an amended plan prior to receiving shareholder approval, provided that none of the options are exercised until approval is received and provided that the shareholders approve the exercise prices of options awarded between the time of amendment and approval. The Company has awarded an aggregate of 1,005,000 options to its directors, the Named Executive Officers, employees and consultants under the Amended Plan as follows:

Option Holder	Date of Award	Number of Options Awarded (Aggregate)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)
Directors and Named Executive Officers	February 13, 2007	220,000	$2.52	$2.42
Other Employees and Consultants	January 31, 2007	785, 000	$2.52	$2.48
Total:		1,005,000

(1)	Calculated as the closing price of the Company’s shares on the Exchange on the award date.

Except as disclosed above, the terms and conditions of the Amended Plan are the same as those of the Plan, which was approved by the shareholders at the last annual general meeting. A copy of the Amended Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the Meeting.

Summary

The following is a summary of the principal terms of the Amended Plan.

The Amended Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

If a stock option expires or otherwise terminates for any reason without having been exercised, the number of common shares in respect of that expired or terminated stock option will again be available for the purposes of the Amended Plan.

The Amended Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Amended Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Amended Plan.

The Amended Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Amended Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will:

(a)	the number of options awarded in a one-year period to any one Consultant exceed 2% of the issued shares of the Company (calculated at the time of award);
(b)

the aggregate number of options awarded in a one-year period to persons employed to provide investor relations activities exceed 2% of the issued shares of the Company (calculated at the time of award);

(c)	the number of options awarded in a one-year period to any one individual exceed 5% of the outstanding shares of the Company (calculated at the time of award); or
(d)

the aggregate number of shares reserved for issuance to any one individual upon the exercise of options awarded under the Amended Plan or any previously established and outstanding stock option plans or grants, exceed 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options awarded under the Amended Plan will be for a term not to exceed five years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, Consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company (30 days if the option holder is an employee engaged in investor relations activities). Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause (as such term is defined in the Amended Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date would typically be the closing trading price of the Company’s common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Amended Plan. Discounted market price means the market price less a discount to be determined by the Board, which will in any event not exceed the amount set forth under Policy 1.1 of the Exchange’s Corporate Finance Manual.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Common shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Regulatory Requirements

For the purposes of this Information Circular, the term “insider” has the meaning given to that term in section 1(1) of the Securities Act (British Columbia).

Any time an issuer increases the number of shares reserved for issuance under a stock option plan, the Exchange requires the issuer to obtain shareholder approval of the amended plan, provided that the amended plan, together with all of the issuer’s other previously established stock option plans or grants, could result at any time in the number of common shares reserved for issuance under options exceeding 10% of the issued and outstanding common shares. Under the Amended Plan, the number of common shares available for issuance upon the exercise of options will be equal to 20% of the issued and outstanding common shares of the Company as at the Meeting date.

The Exchange requires the Company to obtain disinterested shareholder approval where a stock option plan, together with all of the Company’s other previously established and outstanding stock option plans or grants, could result, at any time, in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or
(b)	the grant to insiders, within a one-year period, of a number of shares exceeding 10% of the issued shares.

Insiders of the Company will participate in the Amended Plan. It is possible that the Amended Plan could result in one or both of the foregoing situations.

Shareholder Approval

In order to obtain disinterested shareholder approval, the Amended Plan must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Amended Plan; and (ii) associates of persons referred to in (i). The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the Amended Plan:

“RESOLVED THAT:

1.

the Company’s stock option plan dated January 21, 2004, as amended (the “Amended Plan”), pursuant to which up to 7,614,203 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date, may be purchased upon the exercise of options, be approved;

2.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Amended Plan which, together with the options that are currently outstanding, will entitle option holders to purchase up to a maximum of 7,614,203 common shares of the Company, or such greater number being 20% of the issued and outstanding shares as at the Meeting date;

3.

the exercise prices of the 1,005,000 options awarded to directors, officers, employees and consultants of the Company under the Amended Plan prior to receiving shareholder approval for the Amended Plan be approved;

4.

the board of directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders and their associates beneficially own a total of 5,922,400 common shares of the Company as of April 16, 2007. Therefore, the total number of common shares held by “disinterested shareholders” is 32,148,613 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com and EDGAR website at www.sec.gov under “Exeter Resource Corporation”. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO at the following address:

Exeter Resource Corporation

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia, Canada V6C 2W2

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Board.

ON BEHALF OF THE BOARD

“Yale R. Simpson”

Yale R. Simpson

Chairman

Appendix 1

Charter of the Audit Committee of the Board of Directors

of Exeter Resource Corporation (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities. In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.

Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.

Consult with the external auditors, senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company's "internal controls over financial reporting" and "disclosure controls and procedures" (as such terms are defined by the Securities and Exchange Commission (the “SEC”)) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.

Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.

Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.
7.

Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the SEC, the American Stock Exchange (“AMEX”), the TSX Venture Exchange (“TSXV”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.
2.

All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the Sarbanes-Oxley Act of 2002, TSXV, SEC and AMEX rules, and Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.
4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.
5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and AMEX.

Article 3 – Meeting

1.

The Audit Committee will meet as often as it determines, but on at least a quarterly basis. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.
3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.
4.	Minutes of the proceedings of all meetings will be kept.

Article 4 - Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

1.

Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company's external auditors and the external auditors shall report directly to the Audit Committee.

2.

Ensure receipt of an annual formal written statement from the Company's external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.

Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the SEC and AMEX.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.
5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined by the rules of the AMEX or if applicable TSXV.
6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.
7.

Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.
9.

Obtain and review annually, where considered necessary, prior to the filing of the Company's Annual Financial Statements and Annual Report on Form 20-F, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company's year-end financial statements (b) all alternative treatments, related to material items, allowed within generally accepted accounting principles that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

6.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the Sarbanes-Oxley Act of 2002 or MI 52-110 or the rules of the SEC, AMEX, TSXV or the CSA. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF EXETER RESOURCE CORPORATION (the "Company")

TO BE HELD AT 2:00 PM ON MAY 23, 2007, AT SUITE 1260, 999 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints YALE SIMPSON, a Director of the Company, or failing this person, DOUGLAS W. SCHEVING, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the registered shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 6
		For	Withhold
2.	To elect as Director, Bryce G. Roxburgh
3.	To elect as Director, Yale R. Simpson
4.	To elect as Director, Douglas W. Scheving
5.	To elect as Director, Paul C. MacNeill
6.	To elect as Director, Michael R. J. McPhie
7.	To elect as Director, William D. McCartney
8.	To appoint MacKay LLP as Auditors of the Company
		For	Against
9	To authorize the Directors to fix the auditors' remuneration
10.	To approve an amendment to the Company’s Stock Option Plan
11.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
Please Print Name:
Date:

Number of Shares

Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept. 100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

EXETER RESOURCE CORPORATION

Request for Interim/Annual Financial Statements

National Instruments 51-102 and 54-101 provide both registered holders and beneficial owners of an issuer’s securities with the opportunity to elect ANNUALLY to have their names added to a Supplemental Mailing List in order to receive a printed copy of the issuer’s annual financial statements and the corresponding Management Discussion and Analysis of those statements (“MD&A”), the interim financial statements and the MD&A for the interim financial statements, or both.

These documents are also available electronically on the SEDAR website at www.sedar.com.

If you wish to receive printed copies of these materials, please complete this form and return it along with your Proxy in the attached envelope or by mail or fax as indicated below. As the Supplemental Mailing List will be updated each year, a request form will be required from you annually in order for your name to remain on the list.

Computershare Investor Services Inc.

9th Floor - 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Fax (Toll Free North America): 866.249.7775

Fax: 416.263.9524

[ ]	I want to receive printed copies of ONLY the audited financial statements and the annual Management Discussion and Analysis.
[ ]	I want to receive printed copies of ONLY the interim financial statements and the interim Management Discussion and Analysis.
[ ]	I want to receive printed copies of BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis.

I certify that I am a registered holder and/or beneficial owner of securities (other than debt instruments) of the Company.

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company, signature of authorized signatory.

CORPORATE INFORMATION

Corporate Office	Canada	Solicitors	Canada
	P.O. Box 41, Axa Place		MacNeill Law
	Suite 1260, 999 West Hastings Street		(Registered & Records Office)
	Vancouver, BC		Suite 950, 1055 W. Georgia Street
	Canada V6C 2W2		Vancouver, BC Canada V6E 3P3

	Telephone+ 1 604 688 9592		Argentina
	Facsimile + 1 604 688 9532		Patricia Inzirillo
	e-mail exeter@exeterresource.com		Rio Tercero 2144
Borrego, Mendoza (5519) Argentina

Argentina Office	Argentina	Auditors	MacKay LLP
	Martin Zapata 445		Suite 1100 – 1177 W. Hastings St.
	Ciudad, Mendoza (5500) Argentina		Vancouver, BC
Canada V6E 4T5
Telephone + 54 261 420 3415
Telephone + 54 261 429 3426
Facsimile+ 54 261 429 3426
e-mail estelaresources@speedy.com.ar

Board of	Bryce Roxburgh, B Sc	Investor	Exeter Resource Corporation
Directors	Yale Simpson, B A Sc	Relations	P.O. Box 41, Axa Place
	Paul MacNeill, LL B		Suite 1260, 999 West Hastings St.
	Douglas Scheving		Vancouver, BC Canada V6C 2W2
	Michael McPhie, MSc		Contact: Rob Grey,
	William McCartney, CA		Vice President Corporate Communications

Officers	Yale Simpson, Chairman	Transfer	Computershare Investor Services Inc.
	Bryce Roxburgh, President and CEO	Agent	510 Burrard Street
	Cecil Bond, Chief Financial Officer	And	Vancouver, BC
	Susan McLeod, Corporate Secretary	Registrar	Canada V6C 3B9
Jeremy Perkins, VP Development and Operations

Share Capital

Authorized: 100,000,000 common shares

Issued and outstanding: 38,071,013*

Fully diluted: 46,734,763 *

* as of April 16, 2007

Shares Listed	TSX Venture Exchange, Symbol: XRC

American Stock Exchange, Symbol: XRA

Frankfurt Stock Exchange, Symbol: EXB

Website: www.exeterresource.com

TO OUR SHAREHOLDERS

The past 12 months in the life of your company were marked by unprecedented activity. Highlights include:

•

A successful large-scale drilling program to increase the size of the known Don Sixto deposit. Prior to the 2006 results, we considered the deposit to be a series of isolated zones. The new work shows Don Sixto to be a much larger gold system, with the known zones lying within several “gold-silver corridors”, up to 500 metres wide.

•

The completion of detailed drilling at Don Sixto to increase our confidence in the known resource. A new resource estimate is in progress to support a development options study to consider a +100,000 ounce per year gold operation.

•

The discovery of high-grade silver and gold on our Cerro Moro property, in accordance with our goal to be a multiple precious metal project developer. Drilling will continue through 2007, towards the release of initial resources estimates later in the year.

•	The discovery of gold and silver at our Caspiche property in the Maricunga district of Chile. Further drilling commenced in April 2007 and results are awaited.
•

The listing of our stock on the American Stock Exchange under the symbol “XRA”, in November, 2006, to extend our market visibility. With listings on three stock exchanges, TSX-V, AMEX and Frankfurt, Exeter is one of the most actively-traded public companies exploring in Argentina and Chile.

•	The completion of financings to top up our treasury to CDN$12.4 million, at year end.

The Don Sixto Gold-Silver Project

Significant advances have been made towards a production decision on this, our flagship asset. Under Matt Williams, our Exploration Manager, drilling continued through the year to better define the known deposit and to discover gold-silver mineralization under areas of sand cover. All of the known gold zones were extended - particularly the Luna, Cuello and Mandibula Zones. Seven veins were defined at Cuello, up from two. The known Cuello Zone proved to lie within a 200 metre (660 ft) wide gold-silver corridor, greatly increasing the potential resource. The Mandibula Zone was shown to be higher-grade near surface, and significantly longer, than was previously known. With the five drills operating, Don Sixto was the most active gold-silver project in the region in 2006.

In 2006, our mine development team, led by Jerry Perkins, completed a baseline environmental assessment, continued geotechnical programs, initiated drilling for a water supply, and completed a study to bring electricity to the site and nearby communities. We now look forward to a new independent estimation of the gold and silver resources at Don Sixto, to be followed by a Development Options Report. This report will establish the operating parameters for a feasibility study and environmental impact assessment. To facilitate mine development at Don Sixto, the Company purchased the surface rights to 8,000 hectares (19,800 acres) of land.

As part of our progress towards a decision on mine development, in 2006, we employed Engineer Gonzalo Damond as our Commercial Manager. Gonzalo has led our strong and successful social programs and maintained excellent communication between the Company and the local and regional communities.

Our Strategic Partnerships

Exeter is not a single project company. Access to a number of exploration targets in both in Argentina and Chile, through three separate strategic agreements with major mining companies, makes Exeter unique in the junior company sector. These strategic agreements give us an ability to grow our gold and silver inventory month by month.

Cerro Vanguardia S.A. (AngloGold Ashanti) - Patagonia, Argentina

The CVSA option agreement covers twelve properties. One of these properties, the Cerro Moro gold-silver project, emerged in 2006 as our most exciting new opportunity since the acquisition of Don Sixto. Cerro Moro is an extensive system of epithermal veins in Santa Cruz Province, the second most active mining region of Argentina. A number of our drill holes have intersected “bonanza silver grades” by industry standards. These intersections are close to surface, providing the potential for low-cost, open pit mining, similar to CVSA’s Cerro Vanguardia gold mine to the west. Drilling will continue through 2007, with a view to establishing a preliminary resource by the end of the year.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         1

Elsewhere in Santa Cruz Province, in 2006, we drilled the Cerro Puntudo gold property and the Verde silver property. Although they are early-stage discoveries, both projects have generated “ore grade” drill intersections. Exploration will resume at both sites later this year.

Anglo American – Caspiche Property, Chile

We recently announced a gold-silver discovery on our Caspiche property, located midway between the Cerro Casale and Refugio gold deposits. The target was defined in 2006, using geophysical and geological surveys. Such epithermal targets elsewhere in Chile have developed into high-grade, “company maker” gold deposits. Drilling in January 2007 generated two holes with ore grade gold and silver intersections - a result that confirmed our geological model. Drilling resumed in April.

Rio Tinto - Magallanes, Southern Chile

We have completed a full season of exploration on targets under our strategic agreement with Rio Tinto Mining and Exploration Limited. Our program, led by Jason Beckton, consisted of a number of prospecting campaigns on specific sites considered to have potential for gold or copper. Although results are not yet available, we are optimistic that they will justify the acquisition of properties in the district, for detailed assessment later in the year.

Looking Forward

In the year ahead, we expect to further establish your company’s potential as a mid-tier gold and silver producer. We expect the Don Sixto Project to move into the mine development phase and at least one other project to emerge as a potential mine.

Our two-year plan for shareholder value is to commence mining operations at Don Sixto, with initial annual gold production in the range of 100,000 to 150,000 ounces, while advancing new projects through our strong relationships with major mining companies.

Our Commitment

We will continue to focus on gold and silver exploration and mine development, with the most dedicated and skilled technical staff in South America. Our commitment to building value for our shareholders extends through management and all of our employees.

Once again, we extend our appreciation to you for your support over the past year.

Bryce Roxburgh	Yale Simpson
President & CEO	Chairman

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         2

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 26, 2007

REPORT ON OPERATIONS

Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza which was recently renamed Don Sixto. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the Don Sixto project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A. (“CVSA”), led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its Don Sixto project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A (“Anglo American”).

In 2006, the Company continued its exploration program on its Don Sixto project with the objective of expanding the resources outlined in its 2005 Resource Estimate Study and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through the alliance with CVSA, and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave the Company the right to explore 48 targets in Southern Chile.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         3

A summary of the Company’s mineral properties follows:

PRINCIPAL PROJECT

ARGENTINA

Don Sixto (La Cabeza) – Mendoza

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% net smelter royalty (“NSR”) in favor of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$125,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 176 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         4

sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Resource Estimates and Development Studies

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto. The report estimated an “indicated resource” at Don Sixto of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “indicated resource” was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the “inferred resource” was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         5

Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000
Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging (“MIK”) methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of AMDAD. The revised resources were estimated using an additional 67 holes, totaling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilizing a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results from the recent drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         6

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

2006 Testwork

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding.  Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs planned for the first half of 2007.

Flotation optimisation: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5%. The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken form Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results will form part of a comprehensive comminution data base that is being assembled.

Recent Work:  Late last year approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches.  Each batch represented over 100 intercepts of mineralization, each

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         7

of mineable width with a cut-off grade of 0.5g/t Au and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork.  The material for this was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits.  Each composite is to be tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design.  The data will be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies expected to start later in 2007.

A second batch of almost identical intercepts, prepared from coarse crushed drill core, has arrived at Metcon Laboratories in Sydney and is also being prepared into 17 composites with identical specifications to those sent to JK Tech.  Metcon will carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet.  Other samples will then be prepared for specific testwork directed at the engineering design of each section.

The mineralized intercepts for this current program were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006.  By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes is providing basic data on groundwater flow quantities and direction. To date, the inferred groundwater flows have been small suggesting that water will not be a significant problem in mining. It is also apparent that mine groundwater will not be a significant source of the overall water requirements for production.

Recent Work: The large database of measurements is currently being collated into a geo-referenced three-dimensional geotechnical model that can then be overlaid with the geological and block models to assist with future pit design work during the feasibility study. This information has been augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. Geotechnical databases have been completed for the Cuello and Luna deposits and the remaining deposits databases will be compiled in 2007. Detailed structural mapping of surface outcrops has been delayed due to lack of qualified personnel.

Conceptual Mine Design

In 2005, AMDAD used specialized software to develop conceptual open pits based upon then current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

No further work was conducted during 2006.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, expanded transmission capacity to 132Kva to allow for possible increased throughput.

_________________________

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         8

Recent Work: The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favored technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla.  Capital costs were estimated for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities.  Exeter engineers have suggested a number of ways to reduce the capital cost and requested that Penta Sur review these before finalizing their report, which is expected early in 2007.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Recent Work: Reports are awaited from Grupo Ansilito for the drilling program conducted at Manantial Mandibula for water during the year, as well as for catchment storm flows. Preliminary results have indicated water flows were less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required in 2007 to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected and are expected to be subject to further evaluation during the development options study and subsequent feasibility study planned for late 2007. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

During 2005, Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

No further work was conducted during 2006.

Mine Accommodation

In 2005, Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

No work was conducted during 2006.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                         9

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

A development options study to establish the parameters necessary for feasibility and environmental studies will commence late in the second quarter, 2007 following a new National Instrument 43-101 resource estimation based on the expanded drilling program conducted through 2005 and 2006. Provided the outcome of the development options study is positive, the Company will proceed to a final feasibility evaluation.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds.  The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Ongoing programs include dust, noise, water level and water quality monitoring. A community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to commencement of the company contracting for an Environmental Impact Assessment report. A number of issues were delineated in the KP report, and work is currently being conducted to fill the “gaps”.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

2006 Exploration Activity and Planned Activities

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. The exploration and resource expansion drilling program conducted in late 2005 and through 2006 was terminated in December 2006 to allow for logging and sampling of the large back-log of drill core from that program. Once core logging has been completed and all assays from the drill holes are received, a new resource estimate study is planned which will be followed by a development options study to examine the most efficient means of mining and processing the mineralization. Provided the development options study indicates viability, a final feasibility study is planned to commence in the final quarter of 2007.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Drilling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout 2006. The Company drilled a further 122 diamond drill holes for 16,585 metres, 134 reverse circulation percussion drill holes for 15,381 metres and 307 rotary air blast (RAB) holes for a total of 4731 metres. In addition, 5 holes for 231 metres were drilled to test an underground water aquifer.

Subsequent to the drilling data used for the July 2005 resource statement, the combined 2005 and 2006 drilling that constitutes the Resource Expansion and Resource Definition Program totaled 57 diamond drill holes for 20,137 metres and 194 RC drillholes for 20,400 metres.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       10

The five rig drilling program, which ended in December 2006, utilized the following drills:

(i)	a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;
(ii)	a UDR 200 diamond rig commenced work on the project in May;
(iii)	a Schramm reverse circulation percussion rig capable of drilling deep holes and
(iv)	two UDR 650 multipurpose reverse circulation percussion (“RC”) diamond drill rigs for testing targets generated by reconnaissance rock chip sampling and channel sampling and the RAB drilling programs.

The Schramm drill rig was used through the final quarter of 2006 to drill deeper holes for the resource expansion work at Don Sixto. Drilling in the final quarter concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna extensions, Ojo extensions, the Central Vein Zone (Labio East) and the Mandibula Zones. On most zones drilling continues to delineate the lateral and depth extent of the new mineralized veins.

Termination of the drilling program December, 2006 will allowed our technical team to geologically log and sample the large back-log of drill cores accumulated through the five rig program in the latter part of 2006. The logging and sampling is expected to be completed during the first quarter, 2007, in preparation for the new resource estimates scheduled for late in the second quarter, 2007.

Drilling Confirmation and Resource Expansion Drilling Programs

The objective of the Drilling Confirmation Program completed in 2006, was to raise the confidence level of much of the 500,000 ounce Inferred Resource defined in the 2005 Resource Estimates to Measured/Indicated Resource categories. Much of the 2006 program included diamond drilling in areas of higher grade mineralization located near surface over a strike length of 300 metres at the Mandibula zone.

The Resource Expansion Drilling Program was designed to expand the resources outlined by the 2005 Resource Estimate study, so that potentially increased resources could provide the basis for a larger scale gold mining operation, to offset the effect of industry-wide increases in capital and operating costs experienced during 2005 and 2006. This program was particularly successful and became the focus for drilling during the latter half of 2006. A Rotary Air Blast (“RAB”) drill rig was initially employed to test large areas of potentially mineralized volcanics below a cover of wind blown sands. The program had some success, but was restricted by the depth capacity of the drill and the unconsolidated character of the sands. The RAB testing program was replaced by “fencing” drill holes across the prospective deeper sand covered areas. Both approaches to testing the sand covered areas combined with our geologists skills in predicting targets led to the success of the Resource Expansion Program in 2006.

At Cuello, the most southerly area of extensional-type veining, drilling was successful in delineating a +200 metre wide corridor comprising at least seven veins as compared to the single vein originally defined by the 2004 resource drilling. Two major veins were located within the Eastern Cuello system, and another four veins were identified within the Western Cuello system. The Eastern Cuello vein extends to at least a 200 metre vertical depth. The Western Cuello system remains open for expansion along strike and to depth.

At Luna, the original mineralized zone, with dimensions of approximately 200 metres long and 50 metres wide, was expanded to a system of at least 750 metres long and 500 metres wide. This was accomplished by RAB drilling through sand cover, mainly to the south west and north east of the known Luna zone. At year end, the new south western zone remains open for expansion along strike and to depth. The new zone north east of Luna remains open to the north west.

At Ojo, expansion drilling commenced late in 2006. It is considered that this higher grade zone remains open for expansion to the south and at depth towards the north.

At Mandibula, the zone was also expanded by the 2006 Resource Expansion Drilling Program. Formerly, the zone was indicated to be some 50 metres wide and 150 metres long. The new work indicated a 150 metre wide corridor of potential mineralization with a strike length of at least 800 metres. Our technical team predicted the gold mineralized zone would plunge shallowly to the southeast, along the strike direction of the major structure. This hypothesis was based on the interpreted dip of the host volcanic stratigraphy beneath unmineralized silica veining in outcrop. Late in the year three broadly spaced drill holes intersected new gold mineralization, confirming the prediction.

At the Central Vein Zone, which includes the Mercedes, Labio East and Labio West veins, drilling tested an interpretation that the higher grade section of the Labio East vein should also plunge southerly, beneath unmineralized volcanic rocks in outcrop. The interpretation was confirmed by drilling, leaving the zone open for expansion in the down plunge direction.

No drill testing was conducted on the Cachete vein system during 2006.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       11

Channel Sampling

Continuous rockchip sampling over outcropping gold mineralized zones (including new discoveries) is followed by sawn channel sampling. Results from those sawn channels will be used for the resource estimates in 2007. The sawn channel sampling technique for grade estimation was used so that Inferred Resources included in the 2005 program could be upgraded to the Measured/Indicated Resource categories. Comprehensive channel sampling programs were conducted through 2006 at Ojo, Luna, Mandibula, Labio East and West, Mercedes and Cuello East zones. Shallow drill holes were required to test near surface mineralization in the Cuello Central and Western Cuello zones.

Visiting Experts

Dean Williams and Chris Torrey, consulting expert geologists, visited Don Sixto during 2006 to assist with input into the structural and stratigraphic controls for mineralization. These examinations also assisted in expanding evaluation of the regional tenements outside the detailed Don Sixto project area.

Regional

A regional program evaluating potential repetitions within the 500 square kilometre tenure surrounding Don Sixto commenced during the second half of 2006. There has been a significant increase in knowledge of the mineralization generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto. This information provided the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work remained at an early stage at year end.

OTHER PROJECTS

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to back into a 60% interest in any project, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

At the end of 2006, Exeter had already fulfilled the obligation to incur a total aggregate expenditure of US$ 3M on or before the 6th anniversary of the agreement (2009) and to complete at least 8,000 metres of drilling (12,000 metres completed) as required by the agreement. At December 31, 2006, 4,181 metres at the Cerro Moro Project and 7,641 at the Santa Cruz Project (drilled at Cerro Puntudo and Verde) had been drilled of the 10,000 metres required to be drilled on a project before CVSA is required to make a “back-in” decision on either of the projects. Exeter has not conducted any drilling on either of the Rio Negro or Chubut Province projects.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	8 properties	333 sq km
Chubut properties	10 properties	132 sq km
Rio Negro properties	3 properties	120 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       12

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted on all three projects during 2006.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 25 properties over 11 projects covering 60,273 hectares in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Moro Project – Santa Cruz Province

The 153 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration to date at Cerro Moro has defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacing was in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro.

2006 Geophysical and Trenching Programs

A full ground magnetic survey initiated in 2006, to test a broader area of the property, continued through the year and was essentially completed by year end. Further surveying is planned to follow up high grade east-west trending veins in the south of the project area in 2007. A trenching program commenced and 61 trenches were excavated for a total metreage of 800 metres. These were mapped and some 440 samples assayed.

Drilling 2006

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier program of 20 holes for 1,031 metres was drilled by reverse circulation percussion drilling, and the latter drilling program comprising 17 holes for 1,081 metres was diamond drilled. These programs discovered high grade gold-silver mineralization in the Carla vein, in a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein, with the following results reported:

Carla Zone:

CMRC-45 intersected 10 metres at a grade of 15.4 grams per tonne (“g/t”) gold and 981 g/t silver, for a gold equivalent grade* of 28.6 g/t. Included in the intercept was 2 metres at a grade of 43.6 g/t gold and 2293 g/t silver (81.8 g/t gold equivalent*).

MD066 intersected 15.59 metres at a grade of 6.6 g/t gold and 198 g/t silver, for a gold equivalent grade of 9.5 g/t. Includes 3.85 metres at a grade of 22.3 g/t gold and 678 g/t silver for a gold equivalent grade of 32.0 g/t.

Escondida Zone:
MD064 intersected 10.4 metres at a grade of 11.6 g/t gold and 777 g/t silver, for a gold equivalent grade of 22.7 g/t.
MD061 intersected 2.67 metres at a grade of 27.3 g/t gold and 245 g/t silver, for a gold equivalent grade of 30.8 g/t.

*Gold equivalent grade is the aggregate of the gold and silver grades using a silver:gold ratio of 60:1 and assumes 100% metallurgical recoveries.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       13

Drilling by Exeter on this project now totals 4,181 metres. Drilling will recommence on the project early in 2007 and is planned to continue through the year.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres.

Drilling 2006

The 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth. Reported results from the Rico Zone include drill hole CPRC-61 which intersected 12 metres averaging 4.4 g/t gold, including 1 metre grading 11.2 g/t gold and 1 metre grading 34.1 g/t gold and drill hole CPRC-62 which intersected 15 metres at 3.2 g/t gold and 13 g/t silver. At the Quebrada North Zone drill hole CPRC-64 intersected 9 metres grading 3.9 g/t gold and 8 g/t silver.

The 1,699 metres drilled in 2006 bought the total metreage drilled at Cerro Puntudo to 5,597 metres.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling 2006

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Reported results from drilling were as follows: Drill hole VRC-21, in the North Vein Zone, intersected mineralization over the entire 52 metre length grading 67 g/t silver and 0.075 g/t gold. The best individual vein intercept in the North Zone was from drill hole VRC-40 which intersected 4 metres at 219 g/t silver. Best results reported from two veins in the South Vein Zone, located 2 kilometres south of the North Vein Zone, returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver respectively.

Further exploration is planned in the latter part of 2007 to evaluate the potential for a large stockwork silver system.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping was conducted and a ground magnetic survey was underway at year end with some 600 line kilometres completed.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       14

In 2007, it is proposed that the magnetic survey and geochemical sampling will be completed and, if results are encouraging, be followed by a drilling program.

CHILE PROJECTS

Southern Chile

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Field work commenced in early November 2006, with two field campaigns completed prior to year end. Some encouraging results were returned, particularly from stream sediment and rock chip sampling.

Further exploration is planned through to the close of the current field season in the second quarter, 2007.

Northern Chile - Maricunga Property

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favorable properties, jointly referred to as the Caspiche project.

2006 Program

In the fourth quarter, contracts were entered into for camp accommodation, catering, geophysical programs, earthmoving and drilling. Camp construction was completed in November, and was immediately used for the geophysical and drill road earthmoving programs.

A geophysical program comprising CSAMT and VLF electromagnetic surveys, completed by Quantec in December, generated significant targets in support of a large, overburden covered high sulphidation gold-silver target.

Planned Work

Drilling is projected for the first quarter, 2007 on the Caspiche III portion of the property.

Cochrane

A final report was provided to Rio Tinto in support of surrendering the Tranquillo and Furioso areas.

Mineral rights to the Confluencia project, located outside of the Rio Tinto Agreement contract area were secured in 2006.

Detailed sampling of the vein system is planned in early 2007.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       15

ARGENTINA

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. Following negative exploration results and unsuccessful attempts to joint venture projects, Exeter excluded the Llanos Ricos and Dolores projects, and titles peripheral to the core areas of El Salado, Quispe and Rosarita from the agreement. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that in due course the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto project and Rosarita project were relinquished from the Agreement during 2006 resulting in retention of 40 tenements totaling 176 square kilometres.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       16

The option agreement requires payments totaling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 170 square kilometres that adjoins the Company’s Don Sixto gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Recent Work: Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto, was conducted during final quarter of 2006.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South – San Juan Province

Following negative exploration results, the Rosarita South property covering 42.8 square kilometres and located immediately south of the Rosarita Project, was relinquished from the MRP Agreement during 2006.

RESULTS FROM OPERATIONS

The Company began 2006 with 27,845,763 shares outstanding and ended the year with 37,836,013 shares outstanding. During the year, the Company received net proceeds of $9,718,762 from private placement offerings totalling 4,100,000 shares; and $8,725,198 from the issuance of 5,890, 250 shares upon the exercise of warrants and options. Shares issued and proceeds received are summarized below:

	Private Placements	Options Exercised	Warrants Exercised	Totals
Shares Issued	4,100,000	542,000	5,348,250	9,990,250
Net Proceeds/Deemed Value	$9,718,762	$450,890	$8,274,308	$ 18,443,960

As of March 30, 2007 the Company had 38,021,013 shares outstanding.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       17

Year ended December 31,	2006	2005	2004
Interest income	$ 226,977	$ 41,335	$ 48,865
Write off of mineral properties and deferred costs, including property examination costs	$ (523,897)	$ (355,149)	$ (145,374)
Stock-based compensation	$ (2,384,845)	$ (1,886,463)	$ (269,196)
Loss	$ (5,288,640)	$ (3,692,141)	$ (1,271,096)
Basic and diluted loss per common share	$ (0.17)	$ (0.20)	$ (0.10)
As at December 31,	2006	2005	2004
Working capital	$ 12,373,333	$ 7,338,582	$ 2,295,578
Total assets	$ 35,890,499	$ 18,643,746	$ 6,469,275
Total liabilities	$ 2,261,385	$ 554,798	$ 222,354
Share capital	$ 46,230,295	$ 27,802,270	$ 14,078,259
Deficit	$ (17,190,122)	$ (11,901,482)	$ (8,209,341)

Year ended December 31, 2006 compared to the year ended December 31, 2005

The Company’s exploration program in Argentina and Chile continued with $8,062,573 and $1,831,146 invested in the Don Sixto Project and CVSA properties, respectively. Expenditures in Chile and on other projects amounted to $980,089 for total exploration expenditures of $10,873,808 during the year ended December 31, 2006, an increase of $6,330,679 over expenditures for the year ended December 31, 2005. The increase was mainly due to the expanded exploration program at the Don Sixto Project.

The Company's loss from operations for the year ended December 31, 2006 increased by $1,596,499 over the loss for the 2005 year, to $5,288,640. The increased loss resulted mainly from increases in stock based compensation, stock exchange listing and filing fees, consulting and administrative salaries, management fees, loss on write-off of mineral properties and deferred costs, investor relations and travel and promotion. Stock based compensation costs rose by $498,382 reflecting the fair value of options granted to employees and consultants during the year because of an increase in the fair value of options granted mainly due to an increase in the Company’s share price, and because of a longer expected life of the options.

The Company saw an increase in consulting and administrative salaries of $377,009 to $559,902 which reflects the Company’s continued growth and the necessity for additional human capital and bonuses paid at year end. The loss on write-off of mineral properties and deferred costs of $439,842 was as a result of management’s decision to relinquish a number of low potential properties. The Company had an increase of $47,337 to $116,565 in 2006 attributed to stock exchange listing and filing fees associated with the listing of its common shares on the American Stock Exchange (“AMEX”) in the November 2006 and due to the capital raisings completed during the year.

Accounting and audit, consulting, and legal fees rose by $26,625, $377,009 and $40,278, respectively, over the amounts recorded for the 2005 year. These increases were a result of further administrative requirements from the Company’s increased level of activity, the payment of bonuses, and the additional filing requirements associated with the AMEX listing.

The Company maintained similar investor relations activities in Canada, Europe and the United States in 2006 resulting in a slight decrease in expenditures of $2,644 over 2005, to $554,688. Travel and promotion costs rose by $172,866 to $463,921, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company’s properties. Property examination costs decreased by $271,096 to $84,053, reflecting the Company’s efforts dedicated to its existing projects.

Third Quarter 2006 to Fourth Quarter 2006

The Company's quarterly rate of loss from operations for the three months ended December 31, 2006 increased by approximately $1,623,000 from the third quarter 2006. This increase is attributable principally to an increase of $1,136,000 in stock based compensation costs and the payment of bonuses totalling approximately $400,000 at year end.

Exploration expenditures in Argentina and Chile were $1,369,000 higher in the quarter, reflecting the Company’s increased level of activity, principally at Don Sixto, consistent with the its exploration plans.

The following is a summary of quarterly results taken from the Company’s unuadited quarterly consolidated financial statements:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       18

	$ 000's
	2006				2005
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	86	17	68	56	11	8	14	8
Net loss from operations	2,168	545	1,544	1,032	1,956	759	667	316
Administration Expenditures	1,059	423	630	495	616	299	336	247
Stock based compensation	1,214	78	527	566	1,159	368	307	52
Property examination costs and Mineral property write-offs	18	61	454	27	192	100	38	25
Deferred exploration costs	4,157	2,674	2,461	1,582	1,279	1,066	976	867
Basic and diluted loss/share in cents/share	$0.06	$0.02	$ 0.05	$ 0.04	$ 0.10	$ 0.04	$ 0.04	$ 0.02

The quarterly results above reflect the Company’s continued focus on its exploration activities and particularly the expanded exploration program at the Don Sixto Project. Interest Income increased in 2006 as a result of the investment of cash on-hand following the private placements in October 2006 and the exercise of warrants in November and December. Administration expenditures are calculated by removing interest, stock based compensation, mineral property write-offs and property examination costs from the net loss from operations. Administration expenditures have generally increased each quarter mainly due to the increase in the Company’s level of activity requiring additional personnel, business development expenditures, and the costs associated with the increased activities. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents at December 31, 2006 totalled $14,511,062 compared to $7,788,697 at December 31, 2005 and $2,458,873 at December 31, 2004. The increase in the Company’s cash and cash equivalents is due to the completion of the private placements in October 2006 which raised approximately $9.7 million and the exercise of warrants which raised a further $8.3 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

CONTRACTUAL OBLIGATIONS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Existing financial commitments are summarized in the following tables:

	Payments Due by Years
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 375,000	$ 79,000	160,000	$ 103,000	$ 34,000
Cognito-Don Sixto	466,000	58,000	116,000	116,000	175,000
MRP Properties	395,000	25,000	70,000	100,000	200,000
Total	$1,236,000	$ 162,000	$ 346,000	$ 319,000	$ 409,000
Property Expenditures	Expenditures Due by Years
Maricunga	$ 2,801,000	$ 120,000	$ 816,000	$ 1,865,000	$ -
Total	$2,801,000	$ 120,000	$ 816,000	$ 1,865,000	$ -

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       19

RELATED PARTY TRANSACTIONS

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business. These amounts are settled as and when due.

A total of $1,204,005 (2005: $681,280; 2004: $576,239) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totalling $282,000 (2005: $144,000; 2004: 147,490) and $58,000 (2005: $21,000; 2004: $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO is a beneficiary.

b)

Management and consulting fees totalling $238,000 (2005: $96,000; 2004: $88,000), share issue costs totalling $8,000 (2005: $nil; 2004: $nil) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $195,000 (2005: $85,000; 2004: $nil) were paid or accrued to a corporation controlled by the CFO of the company.

d)

Legal fees totalling $120,101 (2005: $105,866; 2004: $92,775), and share issue costs totalling $36,271 (2005: $64984; 2004: $16,969) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totalling $266,633 (2005:$134,000; 2004: $118,497 were paid or accrued to a company controlled by the Vice-President, Development and Operations.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

FORWARD LOOKING STATEMENTS

This discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the “Litigation Reform Act”) and information relating to the Company’s expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company’s plans and expectations and involvement of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

RISKS

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. The Company’s properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal,

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       20

Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company expects that it will be able to obtain the necessary permits to conduct its operations; however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

OUTLOOK

In 2007, Exeter will continue to advance the Don Sixto Project towards a decision to proceed to a full feasibility study. The Company expects to complete a new resource estimate which will be followed by a project options study before a decision to proceed to full feasibility study is made. Exploration drilling of extensions and targets that represent possible new discoveries on the property is also expected to continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Moro project.

The new agreement with Rio Tinto is a great opportunity for the Company to expand its exploration activities in southern Chile. This new agreement along with the existing agreements with CVSA and Anglo American, provide the Company with a strategic opportunity to reduce its discovery costs while leveraging its existing presence and expertise in the region.

PROPOSED TRANSACTIONS

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations – management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any clams against the Company and provides for those claims, where necessary, based on information available to it, including in some instances legal advice.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies of the Company during the year ended December 31, 2006.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       21

procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       22

MacKay LLP

CHARTERED

ACCOUNTANTS

1100 – 1177 West Hastings Street

Vancouver, BC V6E 4T5

Tel: (604) 687-4511

Fax: (604) 687-5805

Toll Free: 1-800-351-0426

www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Vancouver, Canada.	Chartered Accountants

March 19, 2007

mackay.ca refers to the Canadian firm MacKay LLP

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006                                                       23

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
December 31,	2006	2005

Assets

Current
Cash and cash equivalents (notes 2 and 6)	$14,511,062	$7,788,697
Other receivables and prepaid expenses	98,795	69,383
Goods and services tax recoverable	24,861	35,300
	14,634,718	7,893,380
Property and equipment (notes 2 and 7)	203,358	118,423
Mineral properties and deferred costs (notes 2 and 8)	21,052,423	10,631,943
	$35,890,499	$18,643,746

Liabilities
Current
Accounts payable and accrued liabilities	$1,884,769	$390,685
Due to related parties (note 12)	376,616	164,113
	2,261,385	554,798

Share Capital and Deficit
Share capital (note 9)	46,230,295	27,802,270
Contributed surplus (note 11)	4,588,941	2,188,160
Deficit	(17,190,122)	(11,901,482)
	33,629,114	18,088,948
	$35,890,499	$18,643,746

Approved by the Directors:

Director
Director

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Consolidated Statements of Operations (Expressed in Canadian Dollars)
For the years ended December 31,	2006	2005	2004

Income
Interest income	$226,977	$41,335	$48,865

Expenses
Accounting and audit	99,019	72,394	35,359
Amortization	40,699	21,179	12,658
Bank charges	21,623	6,250	5,488
Consulting and administration salaries	559,902	182,893	85,198
Investor relations	554,688	557,332	296,437
Legal fees	179,551	139,273	79,632
Loss on write-off of mineral properties and deferred costs (note 8)	439,842	-	85,965
Management fees	365,113	60,000	132,000
Office and miscellaneous	78,531	41,373	30,442
Property examination costs	84,055	355,149	59,409
Rent	51,892	41,287	19,791
Stock-based compensation (note 10)	2,384,845	1,886,463	269,196
Stock exchange listing and filing fees	116,565	69,228	51,891
Telecommunications	20,519	9,830	8,552
Transfer agent	20,030	7,723	10,951
Travel and promotion	463,921	291,055	100,754
	5,480,795	3,741,429	1,283,723

Loss before other items	(5,253,818)	(3,700,094)	(1,234,858)
Gain/(loss) on conversion of foreign currencies	(34,822)	7,953	(36,238)
Loss for the year	$(5,288,640)	$(3,692,141)	$(1,271,096)
Basic and diluted loss per share	$(0.17)	$(0.20)	$(0.10)
Weighted average number of common shares outstanding	30,688,058	18,128,363	12,917,420

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)
For the year ended December 31,	2006	2005	2004

Operating activities
Loss for the year	$(5,288,640)	$(3,692,141)	$(1,271,096)
Adjustments:
Amortization	40,699	21,179	12,658
Loss on write-off of mineral properties and deferred costs	439,842	-	85,965
Stock-based compensation	2,384,845	1,886,463	269,196
Unrealized loss/(gain) on conversion of foreign currencies	34,822	(7,953)	36,238
	(2,388,432)	(1,792,452)	(867,039)
Changes in non-cash working capital items:
Other receivables and prepaid expenses	(29,412)	(26,448)	(38,457)
Goods and services tax recoverable	10,439	(19,176)	(9,914)
Accounts payable and accrued liabilities	10,421	47,591	5,922
Due to related parties	107,724	(24,114)	48,011
	(2,289,260)	(1,814,599)	(861,477)

Financing activities
Issue of share capital for cash	18,975,198	11,455,450	3,206,737
Share issue costs	(531,238)	(307,745)	(312,583)
	18,443,960	11,147,705	2,894,154

Investing activities
Exploration activities
- Accounts payable and accrued liabilities	1,483,663	253,926	47,486
- Due to related parties	104,779	55,040	(18,897)
Acquisition costs of property and equipment	(189,863)	(51,199)	(164,206)
Acquisition of mineral properties	(70,569)	(131,623)	(167,066)
Deferred exploration costs, net of amortization and property examination costs	(10,725,523)	(4,137,379)	(2,719,919)
	(9,397,513)	(4,011,235)	(3,022,602)
Gain/(loss) on conversion of foreign currencies	(34,822)	7,953	(36,238)
Net increase (decrease) in cash and cash equivalents	6,722,365	5,329,824	(1,026,163)
Cash and cash equivalents, beginning of year	7,788,697	2,458,873	3,485,036
Cash and cash equivalents, end of year	$14,511,062	$7,788,697	$2,458,873
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Cash equivalents (note 6) Supplemental cash flow information (note 13)

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in Canadian Dollars)
For the years ended December 31, 2006, 2005 and 2004

		Issued Share Capital
		Number of Shares	Price Per Share	Amount	Share Subscription Advances	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at December 31, 2003		8,512,837		$ 8,351,774	$ 2,876,980	$ 91,127	$ (6,938,245)	$ 4,381,636

Additions During the Year:
-	Private Placement net of share issue costs of $63,052	4,000,000	$ 1.00	3,736,948	(2,876,980)	-	-	859,968
-	Private Placement net of share issue costs of $76,500	1,400,000	$ 1.00	1,323,500	-	-	-	1,323,500
-	Exercise of agents warrants	288,550	$ 1.35	389,542	-	-	-	389,542
-	Exercise of warrants	1,120,000	$ 0.25	280,000	-	-	-	280,000
-	Exercise of stock options	35,000	$ 0.41	14,175	-	-	-	14,175
-	Contributed surplus allocated on
	exercise of stock options	-	-	4,756	-	(4,756)	-	-
-	Stockbased compensation	-	-	-	-	269,196	-	269,196
-	Agents Warrants	-	-	(28,046)	-	28,046	-	-
-	Contributed surplus allocated on
	exercise of agents warrants	-	-	5,610	-	(5,610)	-	-
-	Net Loss for the year	-	-	-	-	-	(1,271,096)	(1,271,096)
	Balance at December 31, 2004	15,356,387		14,078,259		378,003	(8,209,341)	6,246,921

Additions during the year:
-	Exercise of warrants	155,000	$ 0.22	34,100	-	-	-	34,100
-	Exercise of warrants	175,000	$ 0.23	40,250	-	-	-	40,250
-	Exercise of warrants	1,345,000	$ 0.75	1,008,750	-	-	-	1,008,750
-	Exercise of warrants	47,500	$ 1.35	64,125	-	-	-	64,125
-	Exercise of warrants	80,000	$ 0.41	32,800	-	-	-	32,800
-	Exercise of warrants	149,750	$ 0.76	113,810	-	-	-	113,810
-	Exercise of warrants	15,625	$ 0.85	13,281	-	-	-	13,281
-	Exercise of warrants	40,000	$ 0.90	36,000	-	-	-	36,000
-	Exercise of warrants	50,000	$ 1.00	50,000	-	-	-	50,000
-	Private Placement net of share issue costs of $158,134	1,907,667	$ 1.30	2,131,066	-	-	-	2,131,066
-	Private Placement net of share issue costs of $207,461	5,979,334	$ 1.30	7,565,673	-	-	-	7,565,673
-	Finders Fee	44,500	$ 1.30	57,850	-	-	-	57,850
-	Acquisition of Cognito	2,500,000	$ 1.00	2,500,000	-	-	-	2,500,000
-	Contributed surplus allocated on exercise of stock options	-	-	76,306	-	(76,306)	-	-
-	Stockbased compensation	-	-	-	-	1,886,463	-	1,886,463
-	Net Loss for the year	-	-	-	-	-	(3,692,141)	(3,692,141)
Balance at December 31, 2005		27,845,763		27,802,270		2,188,160	(11,901,482)	18,088,948

Additions during the year:
-	Exercise of warrants	2,336,334	$ 1.35	3,154,052	-	-	-	3,154,052
-	Exercise of warrants	3,011,916	$ 1.70	5,120,257	-	-	-	5,120,257
-	Exercise of stock options	167,000	$ 0.22	36,740	-	-	-	36,740
-	Exercise of stock options	125,000	$ 1.00	125,000	-	-	-	125,000
-	Exercise of stock options	40,000	$ 1.08	43,200	-	-	-	43,200
-	Exercise of stock options	50,000	$ 1.10	55,000	-	-	-	55,000
-	Exercise of stock options	35,000	$ 1.17	40,950	-	-	-	40,950
-	Exercise of stock options	125,000	$ 1.20	150,000	-	-	-	150,000
-	Private Placement net of share issue costs of $531,238	3,600,000	$ 2.50	8,468,762	-	-	-	8,468,762
-	Agents Warrants			(221,139)		221,139		-
-	Private Placement	500,000	$ 2.50	1,250,000	-	-	-	1,250,000
-	Contributed surplus allocated on exercise of stock options	-	-	205,203		(205,203)	-	-
-	Stock based compensation	-	-		-	2,384,845		2,384,845
-	Net loss for the year	-	-	-	-		(5,288,640)	(5,288,640)
Balance at December 31, 2006		37,836,013		$46,230,295	$ -	$ 4,588,941	$ (17,190,122)	$ 33,629,114

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

	Don Sixto	CVSA	Chilean		2006
For the year ended December 31, 2006	Project	Properties	Properties	Other	Total
Exploration Costs
Assays	$ 283,755	$ 72,409	$ 1,986	$ 117	$ 358,267
Consultants and contractors	445,462	20,322	1,198	-	466,982
Drilling	4,014,481	606,873	-	-	4,621,354
Engineering	282,595	24,951	-	590	308,136
Environmental	61,824	5,464	-	551	67,839
Field camp	456,501	89,535	153,577	787	700,400
Geological surveying	239,937	215,723	338,804	58,763	853,227
Geophysical	6,577	-	-	-	6,577
Hydrology	55,477	-	-	-	55,477
IVA and Chilean tax	938,250	168,522	38,161	-	1,144,933
Recording fees	108,905	106,471	28,453	51,066	294,895
Field administration	85,856	99,373	24,827	-	210,056
Metallurgical	60,818	-	-	7,023	67,841
Travel	269,040	177,885	112,036	37,793	596,754
Wages and benefits	753,095	243,618	103,982	20,375	1,121,070
	8,062,573	1,831,146	803,024	177,065	10,873,808
Property examination costs	-	-	-	(84,055)	(84,055)
Total costs incurred during the year	8,062,573	1,831,146	803,024	93,010	10,789,753
Balance of costs, beginning of year	4,976,745	2,117,037	-	120,894	7,214,676
	13,039,318	3,948,183	803,024	213,904	18,004,429
Write-off of costs	-	(71,221)	-	(130,801)	(202,022)
Balance of costs, end of year	$ 13,039,318	$ 3,876,962	$ 803,024	$ 83,103	$ 17,802,407

For the year ended December 31, 2005	Don Sixto Project	CVSA Properties	Other	2005 Total
Exploration costs
Assays	$ 153,139	$ 114,836	$ 3,619	$ 271,594
Consultants and contractors	54,619	20,896	5,580	81,095
Drilling	927,275	246,826	-	1,174,101
Engineering	207,644	-	-	207,644
Environmental	31,488	-	-	31,488
Field camp	255,815	65,674	25,215	346,704
Geological surveying	402,013	141,984	138,798	682,795
Geophysics	20,136	8,848	-	28,984
Hydrology	8,609	-	-	8,609
IVA tax	235,947	77,766	-	313,713
Field administration	76,951	105,402	34,632	216,985
Metallurgical	167,227	-	-	167,227
Recording fees	38,293	57,355	8,569	104,217
Travel	163,105	145,061	92,450	400,616
Wages and benefits	310,384	157,381	39,592	507,357
	3,052,645	1,142,029	348,455	4,543,129
Property examination costs	(29,131)	-	(326,018)	(355,149)
Total costs incurred during the year	3,023,514	1,142,029	22,437	4,187,980
Balance of costs, beginning of year	1,953,231	975,008	98,457	3,026,696

Balance of costs, end of year	$ 4,976,745	$ 2,117,037	$ 120,894	$ 7,214,676

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

For the year ended December 31, 2004	Don Sixto Project	CVSA Properties	Other	2004 Total
Exploration costs
Assays	$ 100,950	$ 38,739	$ 7,159	$ 146,848
Camp	223,935	58,898	14,691	297,524
Consultants and contractors	203,238	204,570	41,817	449,625
Drilling	501,032	131,968	-	633,000
Engineering	64,846	-	64,846
Environmental	11,105	1,326	1,414	13,845
Geological surveying	175,770	69,912	4,824	250,506
Geophysics	3,648	32,643	36,291
IVA tax	131,781	67,697	-	199,478
Field administration	34,315	53,335	4,197	91,847
Metallurgical	20,954	-	20,954
Recording fees	73,710	101,744	7,485	182,939
Travel	68,920	131,301	27,211	227,432
Wages and benefits	106,158	79,990	17,976	204,124
	1,720,362	939,480	159,417	2,819,259
Property examination costs	-	-	(59,409)	(59,409)
Total costs incurred during the year	1,720,362	939,480	100,008	2,759,850
Balance of costs, beginning of year	232,869	35,528	84,414	352,811
	1,953,231	975,008	184,422	3,112,661
Write-off of costs	-	-	(85,965)	(85,965)
Balance of costs, end of year	$ 1,953,231	$ 975,008	$ 98,457	$3,026,696

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

1.	Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2.	Significant Accounting Policies

a)	Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If a property is put into production, the cost of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b)	Property examination costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. As no continuing interest has been acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

c)	Asset retirement obligations

Asset retirement obligations are recognized for expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

d)	Cash and cash equivalents

For the purpose of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities, at the balance sheet date, of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

e)	Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date.
ii)	Non-monetary items, at the historical rate of exchange.
iii)	Deferred exploration and administration costs, at the average during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

f)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Equipment	Declining balance - 20%
Website	Straight-line - 3 years
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 100%
Office equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years

In the year of acquisition, amortization is recorded at one-half the normal rate on assets located in Canada, except for leasehold improvements.

Argentina
Equipment including vehicles	Straight-line - 3 years
Computer equipment	Straight-line - 3 years
Computer software	Straight-line - 2 years

Chile
Equipment	Straight-line - 12 years
Computer software	Straight-line - 3 years
Office equipment	Straight-line - 3.5 years

g)	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.

h)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

i)	Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is recognized in the Statement of Operations over the vesting period.

j)	Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property valuation including asset retirement obligations, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

3.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company, are either recognized or disclosed, in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currency included in their balances:

	2006		2005
	Argentine Pesos	Chilean Pesos	Argentine Pesos
Cash and cash equivalents	2,636,248	29,024,679	251,993
Other receivables and prepaid expenses	166,265	2,989,878	64,378
Accounts payable and accrued liabilities	3,706,391	26,370,114	533,232
Rate to convert to $1.00 CDN	0.377	0.002154	0.386

4.	Principles of Consolidation

The consolidated financial statements include the accounts of the following subsidiaries:

Incorporation	Percentage of Ownership
Estelar Resources Limited	British Virgin Islands	100%
Cognito Limited	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile	Chile	100%

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

5.	Investments in Subsidiaries

a)	Cognito Limited

By a Principles of Agreement dated October 27, 2002, and an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right to earn a 100% interest in Cognito Limited ("Cognito"). Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (see note 8a)

Effective July 22, 2003, the Company had issued 1,600,000 shares and paid $25,000 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. At that date, the fair value of the consideration paid for that right was $347,908, which has been recorded as mineral property acquisition cost.

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share to hold a 100% interest in Cognito.

b)	Estelar Resources Limited

By an agreement dated May 2003, the Company acquired the rights to a 100% interest in Estelar Resources Limited (“Estelar”). Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares (issued at a price of $0.235 per share). At that date, the fair value of the assets acquired was $237,820, which was recorded as a mineral property acquisition cost. Direct costs of the acquisition totaled $2,820

6.	Cash and Cash Equivalents
	2006	2005
Cash	$ 14,511,062	$ 623,697
Cashable Guaranteed Investment Certificates	-	7,165,000
	$ 14,511,062	$ 7,788,697

7.	Property and Equipment
	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$ 48,590	$ 21,608	$ 26,982	$ 34,690	$ 11,591	$ 23,099
Website	25,898	25,898	-	25,898	17,533	8,365
Leasehold improvements	26,882	12,952	13,930	11,404	1,170	10,234
Equipment	44,178	6,874	37,304	8,500	2,007	6,493
Computer software	5,767	5,767	-	5,764	5,764	-
Office equipment	15,108	2,545	12,563	4,502	730	3,772
	166,423	75,644	90,779	90,758	38,795	51,963
Argentina
Equipment including vehicles	194,703	137,041	57,662	137,951	80,924	57,027
Computer equipment	24,487	14,410	10,077	16,011	6,578	9,433
Computer software	3,969	3,492	477	3,216	3,216	-
	223,159	154,943	68,216	157,178	90,718	66,460
Chile
Equipment	45,570	3,787	41,783	-	-	-
Computer software	959	27	932	-	-	-
Office equipment	1,688	40	1,648	-	-	-
	48,217	3,854	44,363	-	-	-
	$ 437,799	$ 234,441	$ 203,358	$ 247,936	$ 129,513	$ 118,423

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

8.	Mineral Properties and Deferred Costs
	2006
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
Don Sixto	$ 3,076,444	$ 13,039,318	$ -	$ 16,115,762
CVSA Properties	128,572	3,948,183	(71,221)	4,005,534
Chilean Properties	-	803,024	-	803,024
Other	282,820	213,904	(368,621)	128,103
	$ 3,487,836	$ 18,004,429	$ (439,842)	$ 21,052,423
	2005
Don Sixto	$ 3,025,875	$ 4,976,745	$ -	$ 8,002,620
CVSA Properties	128,572	2,117,037	-	2,245,609
Estelar Properties	237,820	120,435	-	358,255
MRP Properties	25,000	459	-	25,459
	$ 3,417,267	$ 7,214,676	$ -	$ 10,631,943

a)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty (“NSR”) which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project) (comprised of seven mineral concessions), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

-	US$5,000 due December 15, 2002; (paid)
-	US$15,000 on or before December 15, 2003; (paid)
-	US$25,000 on or before December 15, 2004; (paid)
-	US$35,000 on or before December 15, 2005; (paid)
-	US$45,000 on or before December 15, 2006; (paid) and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will continue to use the property, outside the proposed mine area, for grazing of livestock and retain the right to re-acquire the property upon completion of mining activities.

b)	CVSA Properties - Argentina

By an Exploration and Option Agreement, dated December 30, 2003, Estelar has the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Once Estelar has incurred exploration expenditures of US$3,000,000 and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the prospect. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

c)	Chilean Properties
i)	Southern Chile

By agreement dated May 9, 2006, the Company has the right to acquire exploration titles and conduct exploration on 48 targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 meters of drilling on a project, the vendor has a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of its exploration expenditures incurred on that project. A “project” is defined as a 10 kilometer area of interest surrounding any of the 48 targets included under the agreement. If the vendor does not elect to exercise its back-in right, it will be entitled to a 1% net smelter return from any production that project. The agreement replaces the agreement with the vendor, dated March 8, 2005, which gave the Company the right to review exploration data in southern Chile.

ii)	Maricunga Properties

By an agreement dated October 11, 2005, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling.

Upon completion of a feasibility study, and where a decision is made to develop a property, the parties will share development costs pro rata, or dilution will apply.

d)	Other Properties

i)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects (comprised of five mining concessions), located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

ii)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions), located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440,000, as follows:

-	$5,000 on signing of the Agreement; (paid)
-	$7,500 on or before October 1, 2004; (paid)
-	$12,500 on or before October 1, 2005; (paid)
-	$20,000 on or before October 1, 2006; (paid)
-	$25,000 on or before October 1, 2007;
-	$30,000 on or before October 1, 2008;
-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

iii) Papagallos Properties - Argentina

By an agreement dated November 1, 2003, the Company obtained the right to acquire a 100% interest in the Papagallos Project (comprised of five mineral concessions, of which one was subject to a 2% NSR) located in the Mendoza Province of Argentina for consideration of

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

exploration and cash payments totaling US$3,500,000. In 2004, the Company abandoned this project, and, accordingly, the related capitalized costs were written-off to operations.

9.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its stock as follows:

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	27,845,763	$ 27,802,270	15,356,387	$ 14,078,259
Issued during the year for:
Cash	9,990,250	18,975,198	9,944,876	11,455,450
Property	-	-	2,500,000	2,500,000
Finders fee	-	-	44,500	57,850
Contributed surplus allocated	-	205,203	-	76,306
Share Issue costs	-	(752,376)	-	(365,595)
Balance, end of year	37,836,013	$ 46,230,295	27,845,763	$ 27,802,270

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2006:

a)

The Company completed a private placement financing consisting of 3,600,000 units, at a price of $2.50 per unit, for a total consideration of $9,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 per share on or before April 4, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 5, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after such notice.

The Company paid costs totaling $752,376 in connection with this private placement comprised of a finder’s fee of $450,000 cash, the issuance of 252,000 agents’ warrants, with a fair value of $221,139, (see note 10) and legal costs of $81,237. Each agents warrant entitles the holder to purchase one common share at a price of $2.50 per share, on or before April 4, 2008.

b)

The Company completed a private placement financing consisting of 500,000 units, at a price of $2.50 per unit, for a total consideration of $1,250,000. Each unit consisted of one common share and one- half share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $3.00 on or before April 18, 2008 except that in the event that the closing price of the Company’s stock exceeds $3.25 for ten consecutive trading days after February 19, 2007, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after such notice.

c)	The Company issued 5,348,250 shares for proceeds of $8,274,308 upon the exercise of warrants as follows: 2,336,334 shares at a price of $1.35; 3,011,916 shares at a price of $1.70.

d)

The Company issued 542,000 shares for proceeds of $450,890 upon the exercise of stock options as follows: 167,000 shares at a price of $0.22; 125,000 shares at a price of $1.00; 40,000 shares at a price of $1.08; 50,000 shares at a price of $1.10; 35,000 shares at a price of $1.17; 125,000 shares at a price of $1.20.

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2005:

a)	The Company completed a private placement financing consisting of 1,907,667 units, at a price of

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

$1.20 per unit, for a total consideration of $2,289,200. Each unit consisted of one share and one-half share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 14, 2006.

The Company paid costs totaling $158,134 in connection with this private placement.

b)

The Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.20 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units, with a fair value of $57,850, as finders’ fees in connection with this private placement. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

c)

The Company issued 1,722,500 shares for proceeds of $1,147,225 upon the exercise of warrants as follows: 155,000 shares at a price of $0.22 per share; 175,000 shares at a price of $0.23; 1,345,000 shares at a price of $0.75; and 47,500 shares at a price of $1.35.

d)

The Company issued 335,375 shares for proceeds of $245,891 upon the exercise of stock options as follows: 80,000 shares at a price of $0.41; 149,750 shares at a price of $0.76; 15,625 shares at a price of $0.85; 40,000 shares at a price of $0.90; and 50,000 shares at a price of $1.00.

In addition, an amount totaling $76,306, representing stock-based compensation recognized on vesting of the above stock options, was allocated to share capital.

e)	The Company issued 2,500,000 shares at a price of $1.00 for the acquisition of the remaining 50% interest in Cognito.

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2004:

a)

The Company completed a private placement financing consisting of 4,000,000 units, at a price of $1.00 per unit, for total consideration of $4,000,000, of which $2,876,980 was received prior to December 31, 2003. Each unit consisted of one share and one-half of a share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 12, 2005, except that, in the event the closing price of trading in the Company’s shares equalled or exceeded $1.75 for a period of ten consecutive trading days, the warrants would expire in 30 days.

The Company paid share issuance costs totaling $263,052 in connection with this private placement, of which $26,969 was paid prior to December 31, 2003. In addition, the Company issued 367,700 warrants, with a fair value of $28,046, as finders’ fees in connection with this transaction. Each warrant was exercisable to acquire one share at a price of $1.35 per share on or before April 12, 2005, except that in the event the closing price of trading in the Company’s shares equaled or exceeded $1.75 for a period of ten consecutive trading days, the warrants would expire in 30 days.

b)

The Company completed a private placement financing consisting of 1,400,000 units, at a price of $1.00 per unit, for total consideration of $1,400,000. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before October 22, 2006. The Company paid finder’s fees of $76,500 in connection with this transaction.

c)

The Company issued 1,408,550 shares for proceeds of $669,542 of which $22,680 was received after the period end, upon the exercise of warrants as follows: 1,120,000 shares at a price of $0.25 per share; and 288,550 shares at a price of $1.35 per share.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

In addition, an amount totaling $5,610, representing stock-based compensation recognized on vesting of the above agents’ warrants, was allocated to share capital.

d)	The Company issued 35,000 shares at a price of $0.405 per share for proceeds of $14,175 upon the exercise of stock options.

In addition, an amount totaling $4,756, representing stock-based compensation recognized on the vesting of the above stock options, was allocated to share capital.

10.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 5,893,119. The Board of Directors has amended the Plan to increase the ceiling, subject to shareholder approval, to 7,567,203. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted by the Company, as of December 31, 2006 and 2005 and changes during the years then ended, is as follows:

	2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	4,949,750	$ 1.15	2,714,750	$ 0.93
Forfeited/cancelled	(556,000)	1.75	(405,625)	1.14
Granted	1,755,000	2.62	2,986,000	1.31
Exercised	(542,000)	0.83	(335,375)	0.73
Options outstanding, end of year	5,606,750	$ 1.58	4,959,750	$ 1.15

At December 31, 2006, the Company had outstanding stock options to acquire 5,606,750 shares as follows:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.00 -1.00	308,750	1.64	0.41
1.01 - 2.00	3,968,000	3.25	1.26
2.01 +	1,330,000	4.70	2.79
	5,606,750	3.12	1.58

Stock-based Compensation

The fair values of options and agents warrants granted during the years ended December 31, 2006, 2005 and 2004 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected annual volatility	65.82%	67.45%	27.74%
Risk-free interest rate	3.89%	3.44%	3.56%
Expected life	3.50 years	3.26 years	2.28 years
Expected dividend yield	0.00%	0.00%	0.00%

Based on the above assumptions, the average fair value of each option granted and vested during the year ended December 31, 2006, was $1.36; accordingly compensation expense of $2,384,845 was recorded in the statement of operations for the year.

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Warrants

At December 31, 2006 the Company had outstanding share purchase warrants exercisable to acquire 2,302,000 shares as follows:

Number	Exercise Price	Expiry Date
1,800,000	$ 3.00	April 4, 2008
252,000	$ 2.50	April 4, 2008
250,000	$ 3.00	April 18, 2008
2,302,000

11.	Contributed Surplus

	2006	2005
Balance, beginning of year	$ 2,188,160	$ 378,003
Stock-based compensation expense	2,384,845	1,886,463
Agents Warrants	221,139	-
Contributed surplus allocated	(205,203)	(76,306)
Balance, end of the year	$ 4,588,941	$ 2,188,160

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

12.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business.

A total of $1,204,005 (2005: $681,280; 2004: $576,239) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $282,000 (2005: $144,000; 2004: $147,490) and $58,000 (2005: $21,000; 2004: $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO is a beneficiary.

b)

Management and consulting fees totaling $238,000 (2005: $96,000; 2004: $88,000) and share issue costs totaling $8,000 (2005: $nil; 2004: $nil) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $195,000 (2005: $85,000; 2004: $nil) were paid or accrued to a corporation controlled by the CFO of the company.

d)

Legal fees totaling $120,101 (2005: $105,866; 2004: $92,775) and share issue costs totaling $36,271 (2005: $64,984; 2004: $16,969) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totaling $266,633 (2005:$134,000; 2004: $118,497) were paid or accrued to a company controlled by the Company’s Vice President, Exploration and Development.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13.	Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended December 31, 2006, 2005 and 2004 as follows:

	2006	2005	2004
Non-cash financing activities:
Issue of share capital for
Share subscription advances	$ -	$ -	$ 2,876,980
Acquisition of mineral properties	-	2,500,000	-
Finder's fees	-	57,850	-
Contributed surplus allocated	205,203	76,306	10,366
Share issue costs	(221,139)	(57,850)	(28,046)
Share subscription advances	-	-	(2,876,980)
Contributed surplus	15,936	(76,306)	17,680
	$ -	$ 2,500,000	$ -
Non-cash investing activity:
Acquisition costs of mineral properties	$ -	$ (2,500,000)	$ -

14.	Segmented Information

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operations in Canada, Argentina and Chile.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

The Company’s net assets and net losses by geographical segments are as follows:

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 13,452,871	$ 994,656	$ 63,535	$ 14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties and deferred costs	-	20,249,399	803,024	21,052,423
	13,598,199	21,374,833	917,467	35,890,499
Current Liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$ 12,792,960	$ 19,976,412	$ 859,742	$ 33,629,114

Net Loss	$ (4,967,850)	$ (315,342)	$ (5,448)	$ (5,288,640)

December 31, 2005	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,692,285	$ 96,412	$ -	$ 7,788,697
Other current assets	80,169	24,514	-	104,683
Property and equipment	51,963	66,460	-	118,423
Mineral properties and deferred costs	-	10,631,943	-	10,631,943
	7,824,417	10,819,329	-	18,643,746
Current Liabilities	(350,951)	(203,847)	-	(554,798)
	$ 7,473,466	$ 10,615,482	$ -	$ 18,088,948

Net loss	$ (3,621,282)	$ (70,859)	$ -	$ (3,692,141)

15.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2006		2005
Net loss for the year before income tax		$5,289,000		$3,692,000
Combined federal and provincial tax rate		34.1%		34.1%
Income tax recovery at statutory rates		$(1,804,000)		$(1,259,000)
Effect of tax rate change		171,000		-
Unrecognized items for tax purposes		1,561,000		747,000
Non-capital losses expired		38,000		-
Change in valuation allowance		34,000		512,000
Future income taxes (recovery)	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2006		2005
Non-capital loss carry forwards – Canada		$1,680,000		$1,089,000
Non-capital loss carry forwards – Argentina		225,000		62,000
Non-capital loss carry forwards – Chile		1,000		-
Exploration and development deductions – Canada		281,000		309,000
Exploration and development deductions - Argentina		-		(62,000)
Property and equipment – Canada		20,000		13,000
Property and equipment – Argentina		-		23,000
Share issue costs		299,000		175,000
		2,506,000		1,609,000
Valuation allowance		(2,506,000)		(1,609,000)
	$	Nil	$	Nil

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $5,419,000 expire as follows:

2007	$128,000
2008	137,000
2009	159,000
2010	200,000
2014	882,000
2015	1,588,000
2026	2,325,000
$5,419,000

At December 31, 2006, the Company has unclaimed Canadian resource and other deductions in the amount of $905,000 (2005 - $905,000) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totaling $965,000 (2005 - $513,000) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

16.	Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 8). Other financial commitments are summarized in the table below:

	Payments Due by Year
	Total	2007	2008 - 2009	2010 - 2011	After 2011
Office leases	$ 375,120	$ 78,424	$ 159,848	$ 102,636	$ 34,212
Total	$ 375,120	$ 78,424	$ 159,848	$ 102,636	$ 34,212

17.	Subsequent Events

Subsequent to December 31, 2006, the Company granted, subject to shareholder approval, the following:

(i)	785,000 stock options exercisable at a price of $2.52 per share on or before February 1, 2012.
(ii)	220,000 stock options exercisable at a price of $2.52 per share on or before February 13, 2012.

The fair value of the stock options reflected above has not been presented as the compensation expense will be measured at the date that the shareholder approval is received.

18.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s consolidated financial statement presentation.

19.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these consolidated financial statements are as follows:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

Balance Sheet
(i) Mineral Properties and Deferred Costs	2006	2005
Mineral properties and deferred costs - under Cdn GAAP	$21,052,423	$10,631,943
Add back write-off of mineral properties - under Canadian GAAP	439,842	-
Mineral property expenditures expensed - under US GAAP	(21,492,265)	(10,631,943)
Mineral properties and deferred costs - under US GAAP	$-	$-

(ii) Shareholders Equity	2006	2005
Shareholders Equity - under Cdn GAAP	$33,629,114	$18,088,948
Deficit - under Canadian GAAP	17,190,122	11,901,482
Deficit - under US GAAP	(38,242,545)	(22,533,425)
Shareholder’s Equity - under US GAAP	$12,576,691	$7,457,005

Statement of Operations and Deficit	2006	2005	2004
Loss for the year - under Cdn GAAP	$(5,288,640)	$(3,692,141)	$(1,271,096)
Add back write-off of mineral properties - under Canadian GAAP	439,842	-	85,965
Mineral property expenditures expensed - under US GAAP	(10,860,322)	(6,819,603)	(2,926,916)
Loss for the year - under US GAAP	$(15,709,120)	$(10,511,744)	$(4,112,047)

Basic and diluted loss per share - under US GAAP	$0.51	$0.58	$0.32
	2006	2005	2004
Deficit under US GAAP - beginning of year	$22,533,425	$12,021,681	$7,909,634
Loss - under US GAAP	15,709,120	10,511,744	4,112,047
Deficit - under US GAAP - end of year	$38,242,545	$22,533,425	$12,021,681

Statement of Cash Flows	2006	2005	2004
Operating Activities - under CDN GAAP	$(2,289,260)	$(1,814,599)	$(861,477)
Acquisition of mineral properties	(70,569)	(131,623)	(167,066)
Exploration activities - accounts payable	1,588,442	308,965	28,589
Deferred exploration costs, net of amortization and property examination costs	(10,725,523)	(4,137,379)	(2,719,919)
Operating Activities - under US GAAP	$(11,496,910)	$(5,774,636)	$(3,719,873)

Investing Activities - under CDN GAAP	$(9,397,513)	$(4,011,235)	$(3,022,602)
Acquisition of mineral properties	70,569	131,623	167,066
Exploration activities - accounts payable	(1,588,442)	(308,966)	(28,589)
Deferred exploration costs, net of amortization and property examination costs	10,725,523	4,137,379	2,719,919
Investing activities - under US GAAP	$(189,863)	$(51,199)	$(164,206)

Exploration expenditures

For US GAAP purposes, the Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values. Acquisition costs of mineral properties containing proven and probable resources will be capitalized for US GAAP purposes.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2006

New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN No. 48”), which became effective for the Company on January 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN No. 48, a company will recognize a tax benefit in its financial statements for an uncertain tax position only if management’s assessment is that its position is “more likely than not” (i.e. a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative effect adjustment. The new interpretation is intended to provide better financial statement comparability among companies.

Required annual disclosures include a tabular reconciliation of unrecognized tax benefits at the beginning and end of the fiscal period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent 12-month reporting period; and a description of the tax years remaining to be examined in major tax jurisdictions. FIN No. 48 is effective for fiscal years beginning on or after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“FAS No. 157”), which will become effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Company from the adoption of FAS 157 in 2008 will depend on the nature of the Company’s assets and liabilities at the time that they are required to be measured at fair value.

In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) SAB No. 108. SAB No.108 provides guidance on how prior year misstatements should be taken into consideration when qualifying misstatements in current years financial statements for purposes of determining whether the current years’ financial statements are materially misstated. SAB No. 108 permits companies to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of the 2006 year with the offsetting adjustments recorded to the opening balance of retained earnings. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have an impact on the Company’s consolidated balance sheets, statements of operations or statements of shareholders’ equity for 2006, 2005 or 2004.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2006

AMEX CORPORATE GOVERNANCE

Exeter’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery and Annual Report Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that annual reports be published and submitted and furnished to shareholders. Proxies are required to be solicited pursuant to a proxy statement that conforms to SEC proxy rules and delivery requirements. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies and delivers annual reports in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.exeterresouce.com. Information contained on our website is not part of this annual report.

CONVERSION TABLE

g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/ton	0.029 oz/short ton
Km	kilometre
square kilometre	247.1 acres
1 kilometre	.62 miles
1 metre	3.28 feet

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date April 25, 2007

By:	/s/ Susan McLeod

Susan McLeod

Secretary